Exhibit 99.1

Stevanato Group S.p.A.

“First Quarter 2026 Financial Results Conference Call”

Thursday, May 7, 2026, 14:30 CET

MODERATORS:	MARCO DAL LAGO, CHIEF FINANCIAL OFFICER

LISA MILES, CHIEF COMMUNICATIONS & INVESTOR RELATIONS OFFICER

OPERATOR:

Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group First Quarter 2026 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Chief Communications Officer. Please go ahead, madam.

LISA MILES:

Good morning, and thank you for joining us. Today, we have a change to how we normally manage our earnings call. Franco Stevanato, our Chief Executive Officer, is recovering from an unexpected appendectomy, and he is unable to join the call today. He is doing well, and we wish him all the best for a speedy recovery.

For today’s call, Marco Dal Lago, our Chief Financial Officer, and I will deliver the prepared remarks and then open the call up for questions. I want to remind everyone that a presentation to accompany today’s results is available on the Investor Relations page of our website under the financial results tab.

Some statements being made today are forward-looking and based on current expectations. Actual results may differ materially due to risks outlined in Item 3D, Risk Factors of our most recent annual report on 20-F filed with the SEC. Please review the safe harbor statement included at the beginning of today’s presentation and in our press release. The company undertakes no obligation to revise or update these forward-looking statements, except as required by law.

Today’s presentation may include non-GAAP financial information. Management uses these measures internally to assess performance and believes they may be helpful for investors in evaluating the quality of our financial results, identifying trends in our performance and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please refer to the company’s most recent earnings press release.

So let’s get started. Today, we’ll review our first quarter performance, share an update on our investment projects and discuss the current environment. We started fiscal 2026 with strong momentum in the first quarter, highlighted by 10% revenue growth on a constant currency basis.

Our first quarter financial results were largely in line with our expectations, driven by solid revenue growth in the Biopharmaceutical and Diagnostic Solutions segment. This was driven by ongoing demand for our pre-fillable syringes, as we continue to bring new capacity into service in our plants in Latina and Fishers. While syringes were the largest driver of the growth in the quarter, increasing over 20% year-over-year, other product categories like cartridges and vials also contributed to the company’s growth in the quarter.

Revenue from high-value solutions accounted for 47% of total company revenue in the first quarter of 2026, driven by biologics. In the first quarter of fiscal 2026, GLP1s accounted for approximately 21% to 22% of total company revenue. This drove a 15% increase in revenue from biologics, the fastest-growing end market.

The market for GLPs and incretin therapies is expected to continue to grow and evolve over the next decade with novel indications beyond diabetes and obesity, new originators in clinical phases, and biosimilars gaining traction as drugs reach their patent cliffs. As we previously mentioned, this is one of the key drivers behind the strong demand trends that we see in the market today for ready-to-use and bulk cartridges.

Beyond GLPs, we are seeing growing demand for cartridges for use with other biologics like monoclonal antibodies. Historically, cartridge volumes were primarily spread across a handful of large players. But today, market demand is extending into many other traditional large pharma and emerging biotech players driven by biologics.

The demand is wide ranging from traditional 1.5 ml and 3 ml cartridges to large volumes of up to 20 ml. For example, the emerging trend towards large volume biologics has led pharma companies to consider cartridges as the preferred solution. Underpinning this trend is the shift to home-based solutions from intravenous to subcutaneous injections and the higher potency of some drugs.

As we mentioned last quarter, recent demand trends in cartridges have outpaced our expectations. To satisfy this market need, we identified specific actions to convert an underutilized ready-to-use vial line to a ready-to-use cartridge line at our headquarters in Piombino Dese. This allows us to optimize our capital investments, while at the same time supporting our customers’ needs. We believe this will help bridge the gap between demand and capacity while we prepare for the next phase in Latina that is dedicated to expanding ready-to-use cartridge capacity.

This is a great example of maximizing our engineering know-how to enable growth in our core drug containment business in the BDS Segment. This conversion underscores our ability to reconfigure assets efficiently in response to shifts in customer demand, when time to market is crucial for our pharma and biotech customers. The converted RTU cartridge line is expected to come into commercial production in the coming weeks.

Let’s turn our attention to the Engineering Segment. While revenue declined as anticipated, we saw an initial improvement in margins as we begin to gain traction from the actions taken under our business optimization plan. The anticipated revenue decline was primarily due to the low backlog and the slow pace of new order intake.

The team is squarely focused on 2 main priorities. First, we continue executing the optimization plan, and much work has been done to improve operational efficiency over the last 18 months. As we right-sized operations and streamlined processes, along with the better mix resulting from the delivery of legacy projects in Denmark, we are starting to harvest the benefits with initial profitability improvements in the segment.

Second, we are laser focused on our sales and marketing efforts, which are essential to driving growth in the second half of the year. We continue to strengthen our commercial organization with new talent in the US and Europe, and we increased business development activities which are expected to expand our opportunity set, but customer orders are materializing slower than expected. While the financial performance of the segment is not where we want it to be, the team is prioritizing execution, new business development, and returning the segment to its historical performance levels.

Let’s turn to an update on our growth projects in the US and Italy. In the first quarter, we remained focused on scaling and executing our growth investments with a disciplined, demand-driven approach, strengthening operational maturity, while expanding capacity to meet customer demand.

Starting with Fishers, customer validations and audits will continue as planned throughout 2026. At the same time, we are expanding the US team as we continue to build our US presence as a strategic hub for the delivery of domestic supply. We are making great progress with the contract manufacturing buildout. The device assembly area is really taking shape, with the first automation assets being delivered and installed. The overall project remains on schedule, and we expect commercial production to begin at the end of 2026 or early 2027.

Turning to Latina, the current ramp-up remains centered on bringing high-value syringe capacity into service and advancing customer validations. At the same time, we are preparing for the next phase of expansion for EZ-fill® cartridges, bringing much needed capacity to meet rising global demand. The expansion will be powered by our next generation RTU 400 EZ-fill® cartridge lines. These high-speed lines have significantly higher production output and are designed to drive best in class operational efficiency. Commercial production of the RTU cartridges on the new lines is set to launch in early 2027.

In summary, we started 2026 with solid momentum, delivering results in line with our expectations, and demonstrating the resilience of our business model. Performance in the BDS segment remained strong, supported by continued demand for high-value solutions and the progressive ramp-up of capacity in Latina and Fishers. Our first quarter results in the Engineering segment reflect disciplined operational delivery, and a clear focus on aligning execution with our strategic priorities as we move through the year.

We are making operational progress against our main KPIs, and the results of our optimization plan are gaining traction. However, we still have work to do to secure new orders and rebuild the backlog to drive sustainable improvements in the segment’s financial performance. All in all, we are off to a good start in the first quarter.

And with that, I’ll turn the call over to Marco.

MARCO DAL LAGO:	Thanks, Lisa. Before I begin, I’d like to clarify that all comparisons refer to the first quarter of 2025, unless otherwise specified.

Let’s start on Page 10. In the first quarter of 2026, revenue grew 10% at constant currency rates, and 7% on a reported basis to €273.6 million. This was driven by 13% growth in the BDS Segment, which offset a 31% revenue decline in the Engineering segment. Revenue from high-value solutions increased 17% in the first quarter to €128.6 million and accounted for 47% of total revenue. This was driven predominantly by growth in high-value syringes, and to a lesser extent EZ-fill® ® vials.

In the first quarter of 2026, gross profit margin increased 30 basis points to 27.5%. This was driven by the ongoing improvements in our facilities in Latina and Fishers, an increase in high-value solutions, and improved marginality in the Engineering segment. As expected, higher depreciation and the effect of foreign currency partially offset these favorable trends.

In the first quarter of 2026, operating profit margin increased 70 basis points to 14.2%, and on an adjusted basis, operating profit margin rose 60 basis points to 14.9%. As expected, the tax rate in the first quarter of 2026 was 28.6% compared with 24.5% for the same period last year. In 2025, we benefitted from a 400-basis point reduction in the Italian statutory corporate income tax under the IRES Premiale, which was implemented to encourage corporate investments in Italy. The incentive was discontinued in 2026.

For the first quarter of 2026, net profit totaled €28 million, and diluted earnings per share were €0.10. On an adjusted basis, net profit increased 5% to €29.6 million, and adjusted diluted EPS grew 10% to €0.11. Adjusted EBITDA increased 14% to €65.5 million and adjusted EBITDA margin increased 150 basis points to 23.9% in the first quarter of 2026.

Moving to segment results on Page 11. In the first quarter of 2026, revenue from the BDS Segment increased 16% at constant currency rate and 13% on a reported basis to €249 million. This was driven by strong growth in high-value syringes and, to a lesser extent, other product categories, in both high-value and standard configurations.

High-value solutions grew 17% to €128.6 million, representing approximately 52% of segment revenue. Revenue from other containment and delivery solutions increased 9% to €120.3 million, driven mostly by standard syringes and cartridges, which offset the decline in the IVD business.

Gross profit increased by €1.2 million in the first quarter of 2026, reflecting improvements in Fishers and Latina, and the favorable mix shift in high value solutions. These positive trends were offset by several factors. As expected, the biggest factor was higher depreciation related to the ramp-up in Fishers and Latina as we bring more manufacturing capacity into commercial service.

Second, the headwind from foreign currency. Third, in the first quarter of last year, the segment benefited from an accretive pilot project out of our Technology Excellence Center in Italy. The project was for an industry-leading customer for large batch, Not for Human Use fill and finish services. The success of the 2025 project led us to recently launch this as a new service offering to meet market needs.

And last, the impact of tariffs, some of which are expected to be recovered in future periods. As a result, gross profit margin decreased by 300 basis points to 28.3%. For the first quarter of 2026, operating profit increased 6% to €44.1 million and operating profit margin was 17.7%.

In the first quarter of 2026, revenue from the Engineering segment decreased 31% to €24.6 million, due to lower sales from assembly and glass conversion, which offset growth in pharmaceutical visual inspection. Gross profit margin improved 460 basis points to 15.3%, as we start to realize some of the benefits from the actions taken under our optimization plan. In particular, right-sizing our operations and a better labor cost structure led to improved financial performance in our Denmark operations.

For the first quarter of 2026, operating profit margin increased 190 basis points to 6.6%. While the margins improved in the Engineering segment due to efficiencies we are beginning to gain from the execution of our business optimization plan, we remain somewhat cautious due to the low backlog and the time required to get new orders over the finish line.

Please turn to the next slide for a review of our balance sheet and cash flow. We ended the quarter with cash and cash equivalents of €111.7 million and net debt of €337.7 million. We believe we have adequate liquidity to fund our strategic priorities through a combination of cash on hand, available credit lines, cash generated from operations, and the ability to access additional financing.

For the first quarter of 2026, capital expenditures totaled €67.6 million, with more than 90% related to growth investments for high-value solutions in Fishers and Latina. In the first quarter of 2026, net cash from operating activities totaled €75.5 million. Cash used in property, plant, and equipment, and intangible assets was €70.7 million. As a result, we generated free cash flow of €5.5 million, in the first quarter of 2026.

Please turn to the next slide. With a solid start to the first quarter, we are maintaining our 2026 guidance and continue to expect revenue in the range of €1.260 billion to €1.290 billion, adjusted EBITDA between €331.8 million and €346.9 million and adjusted diluted EPS between €0.59 and €0.63. For modeling purposes, the assumptions we provided in March remain the same.

In closing, we had a great start to fiscal 2026, with strong momentum in the BDS segment as we progress at our Latina and Fishers sites and increase our mix of high-value solutions. We are also encouraged by margin improvement in the Engineering segment, while remaining cautious given the slow pace in converting new orders.

We operate in some of the fastest growing end markets, underpinned by strong secular tailwinds. We successfully won our fair share of business in the GLP arena, and we are confident that we will continue benefiting in the future as more originators and biosimilars enter the market.

Our capital investments are aligned with market demand, and we are maximizing our operational flexibility through ongoing initiatives to optimize our global footprint to meet customer needs. We will continue to leverage our strong competitive position as we strive to be #1 or #2 in our core product categories within the injectables market. We are progressively de-emphasizing non-core products in favor of more accretive solutions that also move us up the value chain, such as the large batch Not for Human Use fill and finish services that I mentioned earlier.

Looking ahead, we expect to see a strong growth trajectory for the injectable biologics market over the coming years, driven by biosimilars, monoclonal antibodies, and other advanced therapies. This trend continues to support demand for reliable, scalable, high-value solutions. With our high-quality products, global footprint, and our ability to deliver at scale, we believe that we are well positioned to support our customers and to continue capitalizing on the rising growth in biologics and injectable therapies.

Operator, we are ready for questions. Thank you.

Q&A

OPERATOR:

Thank you. This is the Chorus Call conference operator. We will now begin the question-and-answer session. Anyone who wishes to ask a question may press “*” and “1” on their touchtone telephone, to remove yourself from the question queue, please press “*” and “2.” Please pickup receiver while asking questions. Anyone who has a question may press “*” and “1” at this time. We kindly you to limit to 1 question and follow up only, and join the queue again for any further questions.

The first question is from Michael Ryskin, Bank of America.

ALEXA CHAN:

Hi, thank you very much for taking the question. This is Alexa Chan on for Mike. First, we hope Franco has been well and wishing him a speedy recovery. Maybe just to start with my first question on GLP1, with the GLP1s now 21% to 22% of revenue, how are you thinking about volume visibility and durability? And how should investors frame the risk from orals over time? And then I have a follow-up. Thanks.

MARCO DAL LAGO:

Thanks for the question. We believe the GLP market will continue to grow over the next several years. While the vast majority of our GLP revenue came from players with commercial assets, it also includes revenue from customers with assets in clinical phase. So we see a longer tailwind as the market continue to evolve. So we are pretty positive about the GLP1 outlook. We reiterate our guidance for the year with a growth of mid-teens compared with 2025. They are predictable volumes for us in 2026 because we are largely covered by contractual commitments from our customers. They are keeping on updating us on the evolution of their forecasts.

Overall, we see some customer growing their demand, some other customer managing the inventories. But overall, for us, it’s a growing trend with predictable volumes, and we expect it to stay for many years for Stevanato.

LISA MILES:

And as it relates to your question on orals, it’s obvious that GLPs represent a phenomenal drug class and we expect this will continue to represent a durable tailwind for us. We do expect that the market will continue to evolve, but we still see 70% of the market opportunity is in injectables and orals at 30%. And this is consistent with what we hear out of many industry experts, peers as well as our customers.

I think with the recent data behind us on some of the new orals that have been out, the commentary has lent itself much more to market expansion rather than cannibalization of the injectable market. So, those early signs, certainly, the very vast majority of those oral patients are being…are new starts. So, moreover, the opportunity will continue to grow driven by new indications beyond both obesity and diabetes. There’s a strong pipeline of new assets that will be coming to market in the coming years and the future wave of biosimilars expanding access.

In the third quarter of last year, we discussed a biosimilar win for GLP1s for EZ-fill® cartridges. And so we are beginning to see real traction in biosimilars. I think as you think about the overall market opportunity, in the US only, over 150 million potential patients between both obesity and diabetes, but when you kind of look out globally, we’re talking about 1.5 billion patients between both obesity and diabetes. So at the end of the day, we’ve won our fair share and more in GLP1s. Primarily, we are the global leader in cartridges, both bulk and EZ-fill® . But at the end of the day, we anticipate that this will remain a long-term tailwind for us.

ALEXA CHAN:	Okay. Great. That’s super helpful. And then maybe just as a follow-up on Annex 1. Can you provide an update on the program and help us quantify the tailwind from that? Thank you very much.

LISA MILES:

Yes. Sure. So from a tailwind perspective, Annex 1 for Stevanato Group, we consider this as a much longer-term accelerator to RTU adoption over time. Obviously, the ready-to-use configuration can simplify and reduce the regulatory burden for customers. Annex 1, as you know, specifies much higher standards for contamination control as well as quality risk management. The regulations are getting stricter.

In this context, the pre-sterilized ready-to-use configurations can help ease the compliance burden for these new standards for our pharma customers. So net-net, we do see it as a tailwind. There are a number of factors that our clients do indicate to us for their transition from bulk to ready-to-use. Oftentimes, it’s a handful of factors and not driven by one single individual case.

ALEXA CHAN:	Okay, thank you very much.

OPERATOR:	The next question is from Larry Solow of CJS Securities.

CHARLIE:

Hi, good morning. It’s actually Charlie for Larry. Please send our best wishes to Franco and for a speedy recovery. Can you talk about the moving parts in the BDS segment margins in the first quarter and perhaps provide color on GPM for the BDS segment for the year?

MARCO DAL LAGO:

Yes. I’ll start from the year. Thank you for the question. We reiterate our guidance where we see BDS gross profit margin in line or slightly better than last year with many moving pieces. On the positive side, we have a slightly better mix compared to 2025. On the other side, we mentioned 2 months ago during our guidance in the Q4 earnings call, we anticipate more pressure from depreciation and we are also estimating for the year currency headwinds for approximately €18 million in the top line that is impacting also the gross profit margin. So, overall, we are positive. We see growth in BDS, a significant growth in the margins, gross profit margins, consistent or slightly better than 2025.

About first quarter, it’s the combination of many factors. I’d start with depreciation, it’s consistent with what we guided for the year. We had impact from depreciation of approximately €4 million compared with the same period last year. That is impacting more in Q1 than in the coming quarters because revenues are expected to grow quarter-after-quarter so the impact of depreciation is stronger in Q1.

Second very important element, you know last year Q1 euro / dollar exchange rate was about 1.05. It has been 1.17 in the first quarter of 2026 so the €8 million impact we had in top line was partially reflected in gross profit margin too. It is the second element. I also mentioned in the commentary remarks tariffs. Tariffs we had an impact we believe is temporary for us, because the plan is to recover the temporary shifting from cost to revenue in the coming quarters, but it impacted Q1 2026 and obviously not Q1 2025.

And finally, we mentioned very good services we provided last year for last batch for an important customer in fill and finish services not for human use. That is slowing down in Q1 2026. Nevertheless, we have been able to add this service for our customers and we believe it will be an important asset for the coming quarters.

CHARLIE:

Great, thank you. Just following up on that on the fill and finish services not for human use, is that considered a high value solution and you know how do the margins compare to your 40% to 70% gross profit margin range for HVS?

MARCO DAL LAGO:

So yes, we are talking about high value solutions here. The margin is very accretive in the range of high value solutions in very good profitability. All, overall let me say that we are exactly where we expected to be. I mean, we expanded the overall gross profit margin by 30 basis points compared to the same period last year and 150 basis points our adjusted EBITDA margin that is in line with the expansion we plan for the entire yar that is embedded in our guidance.

CHARLIE:	Thank you very much.

OPERATOR:	The next question is from Patrick Donnelly, Citi.

PATRICK DONNELLY:

Hey guys, thank you for taking the question. Maybe one on the Engineering segment. It sounds like orders may be materializing a little slower than you guys anticipated. Again, the assembly glass conversion seems like it’s a little slower. Can you just talk about I guess what you’re seeing in that segment and the visibility into the recovery? What the initiatives are to kind of turn things around there? Just wanted to get a bit more color on that piece.

MARCO DAL LAGO:

So first of all, we are doing good progresses in our operational improvement. With respect to our on-time delivery, cost structure and manufacturing footprint and this is delivering margin expansion for us. Where we are laser focused today is winning new contracts. We are winning contracts as we speak so we are progressing with the orders intake. We are planning for the coming quarters. We expect the second part of the year will be stronger than the first part of the year. Everything is embedded in our guidance. What I can tell you is that we can see strong demand in visual inspection machines and also assembly and packaging for self-administration for pen injectors, auto injectors.

The speed between the award of the contract and the starting sometimes is taking longer than anticipated, but we have a good visibility to deliver what we put in our guidance. Is in any case as mentioned 2 months ago a reduction compared with 2025 between mid-single digit to low-double-digit. So no surprises compared to 2 months ago. We are reiterating our focus in improving operational efficiency and increasing our orders intake to get back as soon as possible to our historical financial performances.

PATRICK DONNELLY:

And then Marco, maybe just on 2Q, if you could help us think about the setup there on the revenue margins earning side, and just the margin progression through the year would be helpful. Thank you, guys so much.

MARCO DAL LAGO:

Thanks, Patrick for the question. In second quarter we reiterate basically what we said 2 months ago. We expect the first half of the year we represent approximately 45% of our earlier revenue. We anticipate growing the second quarter by single-digit, low-double-digit in the BDS segment. We anticipate approximately 10% decline in Engineering compared with the same period last year. So all overall we are confirming what we were seeing a couple of months ago. As mentioned in our guidance we expect second part of the year stronger compared with the first half of the year. We reiterate our guidance of a high value solution that they are expected to represent between 47% to 48% for the year. And so, basically our guidance are confirmed including the currency headwinds that we anticipated.

PATRICK DONNELLY:	Very helpful. Thank you, guys.

OPERATOR:	The next question is from Paul Knight, KeyBanc.

PAUL KNIGHT:

Hi, Marco. Hi, Lisa. Regards to Franco as well. The biologics business is growing 15% and yet market you know kind of the data says it’s the markets at 10. Why are you achieving this premium growth rate?

LISA MILES:

Thanks for the question, Paul. So I think as we highlighted in our prepared remarks GLPs are a significant driver behind our current biologics’ growth. But nevertheless you know revenues in biologics relates to wide ranging, different areas including MABs, biosimilars,

mRNA applications and other therapeutic areas like immunology, inflammatory and rare disease. So I think in terms of product categories today, our demand is highly concentrated in pre-fillable syringes. But we are also seeing increasing prospects in leads in cartridges as a container format as we addressed in our prepared remarks. So I think also you know the combination of GLPs, the ramp up of our additional capacity in Fishers, all of those are leading to you know mid-teens growth for that biologics category for us.

PAUL KNIGHT:

And then the question on Engineering is assembly, I think from your statements and doc you know handouts, assembly Denmark is complete. Meaning the long tail problem projects seem to be over. Is that correct? And should we assume therefore that this new level of higher gross margin should continue?

MARCO DAL LAGO:

So thanks for the comment, Paul. Good comment because one of the main factors to improve profitability in Q1 compared to the same period last year is also the project needs. We have been able to deliver the most complex and customized projects that last year pushed the gross profit margin down. The guidance for the year between €130 million to €140 million third-party revenue in Engineering is reflecting also a more selective approach from our side about this larger complex customized and non-repetitive projects in the assembly packaging machines. So we are confident about the margin expansion compared to 2025, and this is exactly the direction we are taking in order go back as soon as possible to our historical financial performances in Engineering.

PAUL KNIGHT:	Thank you.

OPERATOR:	The next question is from Matt Larew, William Blair.

MATT LAREW:	Hi, good morning. Just maybe sticking with Engineering. I think for to hit kind of the guidance range clearly you need a pretty healthy ramp throughout the year and you’re saying today you have visibility to that. I think the message before was about sales cycle extension, customers taking longer to make decisions. You mentioned today the need to add sales and marketing and BD resources. So I guess I just want to confirm that you still view kind of the current lag as one related to sales extension and not, you know, losing share or just see more competition and yes because I guess just confirming those are discrete decisions rather than related ones.

LISA MILES:

Yes, so Matt as it relates to our prepared comments, we have been adding talent in Engineering both in Europe and in United States. This has been actually an ongoing process as we build the team stronger and particularly here in the United States as you know Fishers becomes much more of a strategic hub for the delivery of our domestic supply and support for our US customers. So that has been ongoing.

In terms of the sales cycle, I don’t think the message has changed. The sales cycle overall has lengthened and perhaps it’s really the decision cycle. So what we’re seeing are slower decisions out of our customers that we have seen, let’s say, you know 5 years back before the pandemic. I would say more disciplined procurement on their side, higher hurdles with decisions going through CAPEX committees today, them focusing on their capital investments and the timing of those investments. I don’t think that we are unique. While you know we have been at several events this year and in talking to many of our peers they are seeing the very similar effects on the client side in terms of those lengthening of decisions.

MATT LAREW:

Okay. Thanks, Lisa. And then just on cartridge demand you referenced the conversion of the ready-to-fill vial line and some additional capacity coming on in Piombino Dese. I guess what…as a percentage of the existing cartridge capacity today how much are you in process of adding and how you know do you think you can quantify kind of what is that gap between supply and demand right now? It feels like cartridges are an area that are really accelerated.

MARCO DAL LAGO:

Yes, Matt as you know we are still in a low penetrated market with respect of the sterilized cartridges. We are the first mover and the market leader. Percentage wise is a significant step up in the increase of capacity the conversion from vials to sterile cartridges. So we are accelerating because we see a lot of demand. On top of it as mentioned many times we are investing in Latina for the new RTU technology that will be ready for commercial production by the beginning of 2027.

We are serving 2 different types of customers here. We have much more flexibility in Piombino with the new converted line. In Latina instead we are installing capacity for large volumes and repetitive contracts. So all overall, we are pretty happy about what we see in the market of the conversion from vial to sterile with respect of the format of cartridges.

LISA MILES:

And just to complement what Marco said, I think it’s important to recognize that we saw this demand shift coming. And so about a year ago, the decision was made to convert that ready-to-use vial line into a ready-to-use cartridge line, which clearly demonstrates our agility and flexibility with our capital investments to optimize those and then deploy them to meet customer demand. I think that’s an important point.

Secondly, at the moment, we’re fully booked on cartridges in 2026, and we see this demand being very widespread beyond just the traditional handful of players that we have normally seen. It’s extending into other large pharma, biotech customers for really new treatment areas, including mAbs.

A lot of the cartridge evolution, I would say, in the medium-to-longer term is really shifting towards large volume, as we mentioned in our prepared remarks. This is really driven by innovation by our pharma customers who…new treatments that are coming to market, if you think about mAbs, are more challenging and more sensitive. They may have a higher viscosity or higher payloads, which simply lends itself to much higher volume drug containment. So, overall as the global leader in pen cartridges, we feel extremely well positioned to capture this on-going future demand.

MATT LAREW:	Okay. Great. Appreciate the detail. Thanks.

OPERATOR:	The next question is from Doug Schenkel of Wolfe Research.

DOUG SCHENKEL:

Good day, and our best to Franco. Three topics. One, would you be willing to disaggregate GLP1 versus non-GLP1 growth within Q1 HVS? Second, inflationary pressures have intensified, including input and freight costs. I’m just wondering if that impacted Q1 at all and how this is contemplated in guidance?

And then third, I’m curious on the topic of margins, which has come up a couple of times, if there’s anything that was surprising regarding your model? You were a little bit light of what we expected. And I’m just wondering if, again, some of that’s tied to inflationary pressures, maybe there’s something one-timer-ish when it comes to the facilities ramping? Again, maybe there’s nothing there, but I’m just curious if there was something different relative to plan because it did look different relative to trend? Thank you.

MARCO DAL LAGO:

Thanks for the three questions. So, first of all, GLP1 is representing in Q1 between 21% and 22% of our revenue. It means that we grew compared with the same period last year, slightly more than 20%. The non-GLP1 biologics went up mid-single digits, 6% to be more precise. So it’s growing. Obviously, here, capacity is also playing a role in addressing our capacity for high-value syringes and other format to serve our customers. So, both are growing.

About inflationary pressure, yes, like anybody else, we can see gas price going up. That is part of our manufacturing process in the glass forming. Energy is going up. Logistic is, transportation is more expensive. And we can see also some pressure from some suppliers that are using obviously energy and gas for manufacturing. Obviously, the reaction has been to immediately talk with our customer in order to, let’s say, transfer the pressure in a price increase. We are still monitoring and working with our suppliers and our customers. It’s not easy to understand if it will be a temporary effect or not as anybody else.

Nevertheless, we already took actions to mitigate and avoid any impact to our P&L. This is something similar what happened, you probably remember in 2022 when the gas price went up to more than €300 per megawatt hour. Also in that case, we have been able to mitigate the effect in talking with our customers with which we have a very long-term relationship. And every time there is an external factor not depending on our side. They are fair in sitting down and calculating the impact and adjusting the price accordingly.

About your third question, no surprises from our side. Numbers in Q1 are in line with our expectations. We had some effect of…temporary effect of tariffs, approximately €1.7 million if we need to quantify that. The rest from depreciation to exchange rate is exactly in line with our expectation and is embedded in our model also for future periods.

DOUG SCHENKEL:	Thank you very much.

OPERATOR:	The next question is from Mac Etoch, Stephens. Mr. Etoch, we cannot hear you. Maybe the line is on mute. Please check your microphone, please. We cannot hear you.

The next question is from Kallum Titchmarsh, Morgan Stanley.

JASON:

Hi, this is Jason on for Kallum. Thank you for taking our questions. So, maybe a question on the mid-teens GLP growth assumption embedded in the 2026 guidance. Can you just unpack that assumption just between price, volume and product mix between syringes and cartridges? How do you see those variables comparing relative to 2025? Just want to understand that dynamic better. Thank you.

MARCO DAL LAGO:

So, 2025 was largely about high-value syringes. 2026 the growth is driven again by syringes. We can see, as mentioned before, also cartridges growing in both sterile configuration and bulk configurations. Overall in 2026, syringes are still playing the main role. Obviously, as you know, we plan well in advance with our customers, taking care of their needs. I made…we made many times the example of sterile cartridges capacity we are installing in Latina. But this is a plan we have together with our customers for the next 10 years. It’s not for 2026.

JASON:

Got it. Thanks for that. Maybe just as a follow-up, I know in the past, you’ve talked about like double-digit growth in site acceptance tests as an important leading KPI for the Engineering business recovering. I think you made those comments even like during first quarter, second quarter of 2025. So, it seems like we haven’t seen those sites translate to revenue. Just wondering what is the typical lag that we should expect from the site acceptance test to translate into orders and then to [indiscernible].

LISA MILES:

So, I apologize. You were cutting in and out, but I think the spirit of your question relates to engineering in terms of site acceptance test statistics that we provided last year and then following the SATs how that translates into revenue. I’ll hand the call over to Marco, but it’s important to remember that the revenue recognition on these particular projects is POC and that has an impact on how the revenue flows through.

MARCO DAL LAGO:

Yes. Yes, the SAT is very important. Obviously, it’s the event to conclude the contract basically with our customers, with the final test within the customer factory. So, it’s an important event to monitor our ability to execution. So, with the acceptance of the customer, we can say that the project is finished.

On the revenue side, yes, as Lisa said, we are recognizing revenue upon the time, so with the percentage of completion method with a cost-to-cost basis. So, we are progressing, from the beginning, recognizing revenue in line with the accounting policies that we have in place.

JASON:	Appreciate the answers. Thank you.

OPERATOR:	The next question is from Curtis Moiles, BNP Paribas Exane.

CURTIS MOILES:

Hi. Great. Thank you for taking my questions, and my best to Franco. So, I just wanted to start off on the EZ-fill® vials. I know you mentioned a contribution to the high-value solutions in the quarter, and then also a conversion of one of those lines to cartridges. So, can you share a little bit more about the dynamics you’re seeing overall there? And are you seeing some still elevated underutilization after that conversion?

MARCO DAL LAGO:

So, we are happy about the progresses we have been doing with vials, particularly in EZ-fill® configuration. Easy-fill vials grew significantly in Q1 compared with the same period last year. By the way, overall vials grew mid-single digit. What we can see today is that the acceleration in cartridges, sterile configuration.

We see growing EZ-fill® vials too, but we have much more capacity installed there following the pandemic. So, the flexibility of our Engineering team is helping us to address the capacity where the demand is and is expected to be in the coming years. So, we are not concerned in both cases. We are growing in EZ-fill® vials. We are growing more rapidly in sterile cartridges where we have less capacity. So, that’s why we decided to switch the line from vials to cartridges.

LISA MILES:

And in terms of your question regarding under-utilizations, when we look across the industrial footprint that we have, we see some underutilization in certain regional pockets, while in other areas we’re running at full capacity in vials. So it’s a bit of a mix. But overall, as Marco mentioned, vials were up mid-single digits.

CURTIS MOILES:

Great. That’s helpful. Thanks. And then you also mentioned earlier that you’re fully booked on cartridges through this year. And I know you have some more lines coming on in Latina next year. But do you think at this point, there could be a need to further invest above and beyond that?

LISA MILES:

I mean at the moment; the new converted line is set for SAT to begin at the end of this week. And so, we anticipate bringing that line into service by the end of this quarter, so by the end of June. So, we have taken the flexibility and agility to translate an under-utilized asset into an optimization of an asset where we see clear customer demand. But at the moment, we are working on completing the RTU 400 lines, and those will be going into installation in Latina. But right now, that is our current plan for the expansion of capacity for those cartridges.

CURTIS MOILES:	Got it. Thanks.

OPERATOR:	Ms. Miles, there are no more questions registered at this time. I turn the conference back to you for any closing remarks.

LISA MILES:

Thank you. We appreciate everyone joining our call today, and we look forward to additional follow-ups. As a reminder, we will be at the Bank of America Conference next week, and then we will be at the William Blair Conference and Jefferies Conference the first week of June. Have a great day.